Offering Statement
THB Holdco, LLC

Up to $5,355,750 in Class A Units at $7.10 per Unit
Minimum Target Amount: $10,000

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Jeanne Rockman: **Jonathan Mason:**

jeanne@livingstonsecurities.com   jonathan@livingstonsecurities.com

Netcapital, Portal and Livingston do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and Crowdfunding ('CF') offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

To invest in the securities offered hereby, each prospective investor will be required to (i) create an account with the Netcapital, and (ii) make representations regarding the investor's investment eligibility and understanding of the risks involved in investing in these securities. Information in this Offering Statement regarding the investment process, including the methods for opening accounts, placing orders or cancelling orders, as well as information about the escrow agent, transfer agent, and custodian, have been provided to THB by Netcapital. THB believes this information to be reliable but takes no responsibility for the accuracy thereof.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THB HOLDCO, LLC ("THB) AND THE CLASS A UNITS OFFERED HEREBY (THE "SECURITIES"). THE SECURITIES OFFERED HEREBY WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND NEITHER ARE NOR WILL BE PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THB IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS." THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER MAY NOT BE LAWFULLY MADE.

THB HAS NOT AUTHORIZED ANY PERSON OR ENTITY OTHER THAN THE INTERMEDIARY (NETCAPITAL FUNDING PORTAL INC.) TO PROVIDE ANY INFORMATION OR MAKE ANY REPRESENTATIONS REGARDING THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS OFFERING STATEMENT, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THB.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL BE SUBJECT TO TRANSFER RESTRICTIONS UNDER THE FEDERAL SECURITIES LAWS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF AN INVESTMENT IN THB FOR AN INDEFINITE PERIOD OF TIME.

IF AN INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION IN CONNECTION WITH ANY PURCHASE OF SECURITIES, INCLUDING OBTAINING ANY REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THB RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward-Looking Statements

The information contained herein includes forward-looking statements. Except for statements of historical fact, information contained herein constitutes forward-looking statements, such as (i) projected financial performance of the issuer; (ii) completion of, and the use of proceeds from, the sale of the securities being offered hereunder; (iii) the expected development of the issuer's business, projects and joint ventures; (iv) execution of the issuer's vision and growth strategy, including with respect to future M&A activity and global growth, which may be referenced in pitch decks, online offering materials and documents of a similar nature; (v) sources and availability of third-party financing for the issuer's projects; (vi) completion of the issuer's projects that are currently underway, in development or otherwise under consideration; (vii) entry into customer, supplier and other material agreements; and (viii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's plans, beliefs and opinions for the future. These statements relate to future events, circumstances, actions, operations or performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, circumstances, levels of activity, operations, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the issuer's control and which could, and likely will, materially affect actual results, levels of activity, performance, and achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. The issuer undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   THB Holdco, LLC

   2214 Ripley Avenue
   Redondo Beach, CA 90278

   Website: www.thehumanbaton.com
   Formation: Formed as a Delaware limited liability company on May 24, 2018.

   This Offering Statement refers to the issuer THB Holdco, LLC as THB.

Eligibility

2. **Each of the following statements is true for THB:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act of 1933, as amended, as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals constitute all managing directors (who serve on THB's Board of Managers), officers and promoters of THB:**

Jesus Stephens

Jesus 'Stev' Stephens developed THB from the outset, becoming a co-founder of THB, Board member, and Director of the company, following its formation in May 2018. He serves in these capacities to the present, including as President, Chief Financial Officer and Secretary of THB. In 2013, Stev joined ATS Filmworks, as business development director, working with Tokyo Broadcasting to bring adventures to life on the highly acclaimed, international Ninja Warrior franchise. He formed Sledge Street Media (SSM) in 2005, which is still in operations to the present, and remains a director. At SSM, Mr. Stephens developed television shows and scripts and produces live, national commercial spots for agencies and television network integration groups. Additionally, he has produced and developed the unscripted, sports, adventure, docudrama, sketch comedy and talk show formats. Clients have included McDonald's, Proctor & Gamble, Chrysler, Chase Bank, NBC, ABC, Fox, Discovery Channel and major web-content providers. Mr. Stephens served as Chief Operating Officer for TS Media from 2003 - 2007 and produced nightly, West Coast PBS television shows on Politics and Entertainment with A-list Hollywood talent, international celebrities, politicians and political pundits. He started his professional career as a line producer with Unipax Productions West from 1999 to 2003 and produced five international, unscripted specials for Fox Television and Discovery Communications. Mr. Stephens serves on the board of Engage the Power, the international social media, non-profit organization headquartered at MIT and is also a Principal for Now Capsule Entertainment, a new form of interactive online entertainment.

Phillip Carrington

Phil Carrington developed THB from the outset, becoming a co-founder of THB, Board member and Director of the company, following its formation in May 2018. He serves in these capacities to the present. Mr. Carrington worked with ATS Filmworks as a consultant, supporting the expansion of the Ninja Warrior franchise to numerous European and Middle Eastern cities between 2013 and 2016. In 2003 he built, created and raised sponsorship to row a two-man rowing boat across the Atlantic Ocean, raising donations for cancer awareness. Additionally, through his non-profit company named Sport4Charity, as a director, he led numerous other expeditions for charity that included the Yukon River, Rhine River, Grand2Grand Ultra Race and two ascents of Mont Blanc from 2003 to 2013. Between 1997 and 2013, Mr. Carrington worked in deep sea commercial diving and rope access commercial climbing in locations ranging from the Gulf of Mexico to Disneyland.

Christopher Darnell

Christopher Darnell became involved with THB in its conceptual and early development stages, later becoming a Co-Founder, Board Member and Chief Executive Officer following its formation in May 2018. He serves in these capacities to the present. Mr. Darnell began his career in 1992 at the Southern Company, a New York Stock Exchange listed company with approximately US$23 billion in revenue, where he worked until 2002. During this time, Mr. Darnell was appointed or elected to the corporate boards of directors of four energy companies, both privately held and publicly traded, in South America. Mr. Darnell worked at Microsoft Corporation from 2003 to 2013, where he served as a member of multiple senior leadership teams for strategic technology businesses. Mr. Darnell oversaw investments in start-up, high-growth turn-around businesses. From 2013 to 2017, he served an Executive Director and Chief Executive Officer of Africa International Capital and later, following a merger in 2016 and to 2017, Chairman and Chief Executive Officer of Africa Growth Corporation. Both companies focused on the real estate market. Mr. Darnell holds a bachelor's degree in economics from The University of Chicago, having served as Vice President of the Alumni

Board. He has an international MBA (IBEAR) from the University of Southern California and is an executive in residence at the Chicago Booth School of Business.

Vincent Romeo

Vincent 'Jeff' Romeo became involved with THB in its conceptual and early development stages, later becoming a Co-Founder and Chief Marketing Officer following its formation in 2018. He serves in this capacity to the present. Alongside THB and from 2018 to the present, Mr. Romeo is an Executive Director at Golin. He served as a Senior Director to Edelman in 2017 where he led the global marketing for Formula One and from 2013 – 2016, he served as a director at Ketchum, where he led the brand practice including Proctor & Gamble's sponsorship of the Olympics, Nissan's sponsorship of the UEFA Champions League and Nissan Motorsports (NISMO). He was Head of Consumer at Bite Communications from 2011 to 2012, leading on commercial partnerships with The Independent Spirit Awards and Warner Bros. Pictures', The Dark Knight Rises and Man of Steel. From 2009 to 2011, he served as a Director at Golin Harris, which included Nokia's role in Red Bull Stratos. Subsequently, he was a producer at Sony Ericsson from 2007 to 2009 and Partner, Head of International Business Development at Brando from 2007 to 2009. Mr. Romeo was Managing Director and Co-Founder of Motion PR from 2000 to 2005, a multi award winning, youth lifestyle marketing agency.

Jozef Wallis

Jozef Wallis joined THB in an advisory capacity, later becoming a Co-Founder and member of the Board of Managers, following its formation in 2018. He serves in this capacity to the present. From 2016 to the present, Mr. Wallis founded SalesHub, Revgenerator and Booxscale and serves as a director. Additionally, he holds board and advisory positions and has tech investments under management. Mr. Wallis founded Toothpick.com in 2012 a dental booking platform that was acquired by WhatClinic in 2015 and served as a director. Between 2010 to 2012, Mr. Wallis was European Business Development Director for Digital Element (Digital Envoy). From 2006 to 2009, Mr Wallis was acting Managing Director of AWS (Weatherbug) for the UK. In 2006, Mr. Wallis joined Miva Europe's first Pay Per Click network that had recently acquired eSpotting, as Senior Business Development Manager. Prior, Mr. Wallis founded boutique internet, hosting and search technology companies acting as CEO or Commercial Director.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Member Name	Number of Securities Held	Class of Securities Held	Voting Power
Stev Stephens (1)	512,840	Class A Units	49.82%
	20,000	Class B Units	
Phillip Carrington (2)	512,840	Class A Units	49.82%
	20,000	Class B Units	

(1) Mr. Stephens is a Director and the President, Chief Financial Officer and Secretary of THB. He holds all of his securities through Sledge Street Holdings, LLC.

(2) Mr. Carrington is a Director of THB. He holds all of his securities through Private Technologies LLC.

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

THB is a start-up that seeks to build a tech-led, fan first global sports and media company that unites fans, sports and technology through innovation and resolves global viewership fragmentation in sports. We intend to champion the use of existing technology while building new technology to deliver immersive audience experiences and forge deeper fan connections. Taking an innovative approach to audience reach, THB expects to produce and curate varying lengths of engaging content to bring together its audience. THB intends to apply its management's expertise in performance marketing, advertising and hospitality to align partners and sponsors with fans at scale and targeted audiences. The award- winning team, that has come together from around the world, provides the necessary expertise to build our vision of the global sports and media company of the future.

THB's flagship product, The Human Baton, is the creation of a new sport franchise that seeks to revolutionize and harmonize the entertainment and sports industries. An international team of producers, athletes, executives and extraordinary talent from around the world have come together to create this company of the future. And with the creation of this company, the principal areas may be advanced and elevated to a new global level: the race, the athlete, the team owner, the sponsor, the audience, the technology and the business model. THB seeks to deliver that elevation in order to resolve many of the challenges faced in the worlds of entertainment and sports today. THB, through The Human Baton, focuses on monetization across multiple areas: sponsorship, hospitality, events, broadcast licensing, content production, merchandising, franchise fees, race services, online revenue and potential other areas. Team Owners, through the The Human Baton franchise, have the potential to monetize through sponsorship, prize pools and merchandising and potential other areas. As THB proceeds towards The Human Baton's Premier Event, the executive team may expand the franchise across multiple regions to create global franchise and licensing opportunities. Global expansion and growth may be facilitated by the technology platform along with the possibility to leverage existing infrastructure around the world to deliver events, potentially reducing environmental impact and its carbon footprint. Additionally, race formats may be localized in certain regions to accommodate infrastructure or topographic limitations. THB sees the potential for regional events to occur around the globe culminating with one Premier Event per year, year after year.

THB also sees the potential to apply its platform technology, audience engagement and production techniques to other sports disciplines. The THB team has created content for some of the world's popular entertainment franchises such as American Ninja Warrior, launched innovative technology platforms such Xbox Entertainment & Microsoft Cloud, converted fans into e-Sports audiences through ground-breaking digital strategies, delivered marketing for Formula 1, the International Olympic Committee and the X-Games, and even rowed the Atlantic Ocean in a two-man boat. Whether racing professionally, designing a race series, or building race brands, our team brings global sports and entertainment experience and gravitas to The Human Baton.

THB currently has 21 employees and advisors.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In accordance with applicable rules and regulations, THB has identified the following risks that are tailored to its business and financial condition and this Offering. THB is also subject to the same risks to which all businesses are exposed, including strategic risks (THB's business plan may not be successful or may become outdated), compliance risk (compliance with laws and regulations), operational risks (relating to day-to-day operations, such as security or machine failures, breach of contract by vendors or partners, data protection and breaches, or protection and infringement of intellectual property rights), financial risk (unexpected liabilities, exchange rates, receivables, etc.), and reputational risk. In addition, businesses are all exposed to general risks such as an outbreak or escalation of war, hostilities or terrorism; changes in laws or GAAP or enforcement or interpretation thereof; changes that generally affect the industries and markets in which any business operates; and changes in financial markets and general economic conditions (including prevailing interest rates, exchange rates, commodity prices and fuel costs) or political conditions. You should consider general risks as well as specific risks when deciding whether to invest in THB.

Risks Related to the Company's Business and Industry

THB has a limited operating history upon which you can evaluate its performance, and its prospects must be considered in light of the risks that any new company encounters.

THB was incorporated under the laws of Delaware on May 24, 2018. Accordingly, THB has a limited operating history to evaluate its prospects and future performance. THB's proposed operations are subject to all business risks associated with new enterprises. The likelihood of THB's continuation as a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in the competitive industry of sports entertainment, and the continued development of advertising, promotions, and a corresponding fan base.

THB has not completed development of its products and services or generated revenues and foresees increasing expenditures as it develops its business without any revenues in the near future, and therefore will depend on future external financing.

THB is relying on obtaining external financing to fund its continuing operations. THB anticipates that its operating expenses will increase for the near future whereas revenues may take substantial additional time to generate. THB anticipates, based on its current proposed plans and assumptions relating to its operations (including the timetable of, and costs associated with, new product development) that, if the maximum amount is raised in this Offering, it will be sufficient to satisfy its contemplated cash requirements for approximately twelve months following bona fide financial close, assuming that it does not accelerate the development of other available opportunities, engage in any extraordinary transactions or otherwise face unexpected events, costs or contingencies, any of which could materially affect its cash requirements.

THB may take a long time to generate significant revenues and become profitable. For example, the time span from the moment The Human Baton launches to its completion, including revenue recognition, can be measured in years.

THB's business plan has an international focus. The nature of conducting business in more than one country increases the complexity of business operations and the costs of complying with changing laws and regulations, which may result in additional expenses and increased liability for the company.

THB's financial statements have been prepared on a going concern basis, and THB must raise additional capital to fund its operations in order to continue as a going concern.

Green Hasson Janks, THB's independent registered public accounting firm for the fiscal year ended December 31, 2018, has included an explanatory paragraph in their opinion that accompanies THB's reviewed financial statements as of and for the fiscal year ended December 31, 2018, indicating that THB's current liquidity position raises substantial doubt about its ability to continue as a going concern in the foreseeable future absent additional financing or increase in net revenues. The firm's review states that THB's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate cash from operating activities and/or to raise additional capital to fund its operations. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

THB's future funding requirements will depend on many factors, including the following:

- the cost and rate of developing and launching products and expanding its operations;
- the financial terms and timing of any collaborations, licensing or other arrangements into which THB may enter;
- the need to respond to cultural, entertainment and technological changes and new or existing competitors;
- management's ability to execute THB's business plan;
- the costs of filing, prosecuting, defending and enforcing any intellectual property rights;
- unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- lack of demand for and market acceptance of our products.

THB may not be able to secure additional capital it requires, or may only secure additional capital on terms unfavorable to existing investors or investors in this Offering.

THB intends to fund its operations through the sale of equity, including through this Offering and the concurrent Regulation D Offering, and/or the issuance of debt. If THB cannot raise additional short-term capital, or may not raise sufficient short-term capital to develop its business plans and start generating sufficient revenues, it may consume all of its cash for operations. There are no assurances that THB will be able to raise capital on terms acceptable to THB or its controlling founders. If THB is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of product development, product launches, and other planned operations, which could severely harm its business, financial condition and operating results. If THB is successful in raising additional funds, the terms may be more favorable to the investors or creditors than the terms of this Offering, including preferential rights to THB's assets compared to existing investors or investors in this Offering, which could also drastically dilute these investors' ownership stake.

Implementation of THB's business plan is complex and risky.

THB, through its flagship product, The Human Baton, intends to create a new and innovative product that brings together multiple sports disciplines for competition, which have not been previously brought together, and which may decline to participate. Other sports disciplines may replace the ones anticipated. The Human Baton requires fans, audiences, endurance athletes, team owners, sponsors, host cities or countries, technology, security and other aspects that must all come together and function properly together. If they do not come together and function properly together then the The Human Baton franchise could fail.

THB faces risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

The sports entertainment industry is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. THB competes with all other sources of entertainment, mobile applications and information delivery. Technological advancements, such as new video formats, increased mobile bandwidth, and streaming and downloading of programming that can be viewed on televisions, computers and mobile devices, have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. THB's failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

THB's flagship product has not completed development and may not be accepted by consumers. THB must correctly predict, identify, and interpret consumer preferences and demand in its product development, offer new features to meet changes in consumer preferences and demand and respond to competitor innovation.

THB's flagship product, The Human Baton, may not succeed in the market. The Human Baton's success will depend on many elements, including its ability to predict, identify, and interpret the preferences of sports fans worldwide. Fans' and audiences' interests, trends and preferences frequently change and are extremely difficult to predict. If THB fails to anticipate future fans' and audiences' preferences in sports entertainment, THB's business and financial performance will likely suffer, as the sports and entertainment industry is fiercely competitive. THB may not be able to develop future profitable projects and some projects may lose money.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and software features. Successful innovation depends on our ability to correctly anticipate consumer acceptance, to obtain, protect and maintain necessary intellectual property rights as well as licensing rights for real-time sports data and content, and to avoid infringing the intellectual property rights of others, and failure to do so could compromise our competitive position and materially adversely impact our business and financial condition.

The sports entertainment industry is highly competitive.

THB face intense competition with respect to any products that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide, such as ESPN and Fox Sports. Many of THB's competitors have significantly greater financial, technical and human resources than THB, as well as superior expertise in research and development and marketing approved products, and thus may be better equipped than THB to develop and commercialize products similar to THB's products. THB's competitors will also compete with THB in recruiting and retaining qualified personnel and celebrities and in acquiring technologies and licensing rights. Accordingly, these competitors may commercialize products more rapidly or effectively than THB, which could materially adversely affect its competitive position, the likelihood that its products will achieve initial market acceptance and its ability to develop its products and generate meaningful revenues therefrom.

In order to produce its flagship product, The Human Baton, THB relies on agreements with third parties to provide certain services, technology, and intellectual property rights necessary for a complete user experience.

THB's ability to implement and provide the The Human Baton franchise or other products to consumers depends, in part, on services, technology, and intellectual property rights owned or controlled by third parties. THB will need to rely on third parties for production and other activities, including the monetization of its content. THB may rely on audience generation, studio, development, production, distribution, marketing, and other third-party service providers to conduct business. These third parties may be or, may, after having made commitments to THB, become, unable or unwilling to provide these services, technology, or intellectual property rights on commercially reasonable terms consistent with THB's business practices. These companies may also give more time and attention to other activities or other projects which are better funded or more well-known or which have a longer operational history than THB. If THB fails to reach favorable agreements or maintain good relationships with third party providers or licensors in a timely manner or on commercially reasonable terms, its operating results and financial condition could be harmed. In addition, if the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject THB to potential liability, adversely affect its renewal rates, and have a material adverse effect on its financial condition and results of operations.

THB must attract, recruit, retain and develop quality personnel who have the needed experience and skills.

Recruiting and retaining highly qualified personnel is critical to THB's success. THB faces intense competition for such personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of THB's product candidates. If THB experiences difficulties in hiring and retaining personnel in key positions, THB could suffer from delays in product development, loss of opportunities, and diversion of management resources, which could adversely affect operating results.

THB's founders control super-voting interests in THB which give them effective voting control over any matter submitted to a vote of THB's members, including election of the Board of Managers.

THB's co-founders, Stev Stephens and Phil Carrington, are currently THB's controlling members via their investment vehicles Sledge Street Holdings, LLC and Private Technologies, LLC, respectively. Both entities hold both Class A Units, which have one vote per unit, and Class B Units, which have 5,000 votes per unit. If the maximum number of Securities being offered hereby and in the parallel Regulation D Offering are sold, Mr. Stephens and Mr. Carrington will still control 99% of the voting power of all THB's equity units, and therefore continue to control THB and its Board of Managers.

The concentration of voting power could delay or prevent a change in control of THB or otherwise discourage a potential acquirer from attempting to obtain control of the company, which in turn could reduce the price potential investors are willing to pay for the Securities. In addition, the controlling members could use their voting influence to maintain themselves as directors and executive officers regardless of THB's or their performance, which could have an adverse effect on THB's operations and financial condition.

THB's Board of Managers and executive officers do not owe fiduciary duties to THB's members.

Unlike the fiduciary duties which directors of a corporation owe to their shareholders, THB's Board of Managers does not owe any fiduciary duties to THB's members. THB's operating agreement grants the Board of Managers broad discretion in managing the company, including the ability to sell the company, and limits and waives any fiduciary duties of the Board to THB's members to the maximum extent permitted by Delaware law. Accordingly, THB's Board of Managers may reach decisions which benefit Mr. Stephens and Mr. Carrington, such as in matters of executive compensation and related party transactions, in which event the other investors in THB, including investors in this Offering, will have no remedies. In addition, Mr.

Stephens and Mr. Carrington and their affiliates will be able to form, invest in, or work for competitors of THB without restriction or the right of THB or any of its investors to participate.

THB's Board of Managers may issue additional Class A Units, or create and issue new classes of Units that may have preferential rights over Class A Units, without a vote of members.

THB's limited liability company agreement, which defines the terms of its securities and established its corporate governance, permits the Board of Managers, without the consent of any members, to issue additional securities of existing classes or to create new classes of securities, including ones with preferential rights to distributions to the Class A Units. While other members of THB who are accredited investors currently have preemptive rights with respect to the issuance of any new equity securities by THB, the investors in this Offering will not have any preemptive rights. Accordingly, investors in this Offering may be diluted by these future offerings.

THB's success will depend upon the experience, skill and commitment of its founders, executive officers and advisors.

THB has a small management team and may need to hire more people to be successful. THB's success will greatly depend on the connections, experiences and skill of its three executive officers, Stev Stephens, Phil Carrington and Christopher Darnell. Should any of them discontinue working for THB, there is no assurance that THB would continue as a business. THB has not purchased any insurance policies with respect to any of these individuals in the event of his death or disability. THB has advisory board members that are strategic to the company and contribute to THB's activities from time to time. Any or all of THB's advisors may terminate their relationships with the company at any time. There is no assurance that THB will be able to identify, hire and retain the right people for the various key positions that are necessary for the success of THB. Additionally, any or all of THB's advisors, partners, celebrities and vendors, which are important to the success of THB, may downgrade or terminate their relationships with the company at any time.

THB may not be able to obtain necessary insurance coverage to implement its business plan.

The Human Baton franchise involves sports and racing which by nature are hazardous. THB's business may expose personnel and participants to civil or criminal liability. Venues and legal authorities may require THB to carry insurance against potential incidents or claims or other eventualities in order to sponsor events, which insurance may not be commercially available or available at a price acceptable to THB. In the event of a failure to obtain insurance coverage, THB may not be able to implement its business plan or incur a significant uninsured liability, either of which could cause THB to fail.

THB may not be able to protect its intellectual property.

THB's profitability may depend in part on its ability to effectively protect its intellectual property including its trademarks and original content. It may have to concede and/or share the rights of some of its original content with its sponsors or distributors from time to time. The policing and protecting of intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive. Some countries may not recognize or effectively protect THB's intellectual property rights. Hacking or theft of THB's original entertainment content prior to release could adversely affect its revenue and reputation. Any litigation protecting THB's intellectual property and defending its rights could have a material adverse effect on its business, reputation, operating results and financial condition regardless of the outcome of such litigation.

Sports and entertainment businesses require substantial capital and are risky.

Sports and entertainment businesses can be risky, and sometimes exceed budgets. The sports and entertainment businesses are affected by the same risk factors as other industries but due to its nature, the development, production, distribution and marketing of sports activities and content can require large capital investments. Developing and monetizing these businesses usually require significant capital investment to fund expenditures on these activities and content, or the business may fail to gain traction with fans and audiences.

The development and commercialization of THB's products is highly competitive.

THB faces intense competition with respect to any products that it may seek to develop or commercialize in the future. Its competitors include entrenched and well-known companies worldwide. Many of these competitors have significantly greater financial, technical and human resources than THB and superior expertise in research and development and marketing approved products and services and thus may be better equipped than THB to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies and licenses. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, THB's competitors may commercialize products more rapidly or effectively than THB, which would adversely affect THB's competitive position, the likelihood that its products/services will achieve initial market acceptance and its ability to generate meaningful additional revenues from our products.

Risks Related to this Offering

THB is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

As a privately-held (non-public) company, THB does not have the internal control infrastructure that would meet the standards of a "public company", including the requirements of the Sarbanes Oxley Act of 2002, as amended, and the rules and regulations thereunder ("Sarbanes Oxley"), and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no assurance that THB lacks significant deficiencies or material weaknesses in the quality of its financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to THB of such compliance could be substantial and could have a material adverse effect on its results of operations and financial condition.

THB may not be in full compliance with state and federal security laws.

The securities being offered hereby have not been registered under the Securities Act, in reliance on the exemptive provisions of Sections 4(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements for THB's parallel Regulation D Offering. No assurance can be given that either offering currently qualifies or will continue to qualify under one those exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, the actions of websites, intermediaries and brokers in the offerings, or a change in the interpretation of any securities law or regulation.

THB's existing funding, and potentially future fundraising plans, are reliant on Regulation Crowdfunding and provisions of the JOBS Act, which have been in effect for a short period of time. The laws are complex and interpretation by governing bodies does not exist in some cases and may change over time in others. Changes to or interpretation of the laws may impact THB's ability to raise capital as well as your ability to trade your Securities.

If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Exchange Act, or applicable state securities laws, THB's ability to operate successfully could be jeopardized.

Netcapital is a new platform.

Netcapital is a relatively new crowdfunding intermediary that has been operating since 2016. Mistakes by Netcapital may result in this Offering not being exempt under the Securities Act, which could result in liability for THB.

The Class A Units will not be registered under the Securities Act and will not be freely transferable.

Any proposed transfer of the Class A Units by an investor must comply with restrictions on transfer imposed by applicable federal and state securities laws. Each investor will be required to represent that he or she is acquiring Class A Units for investment and not with a view to distribution or resale, that he or she understands that the Class A Units are not freely transferable and, in any event, that he or she must bear the economic risk of an investment in the Class A Units for an indefinite period of time.

Even if an active market develops for the Class A Units, the crowdfunding rules require, among other conditions, that the Class A Units acquired in this offering may not be transferred by any investor during the one year period commencing when they were issued, subject to the exceptions set forth below in this Offering Statement under the heading "Restrictions on Transfer of the Securities Offered". Class A Units purchased in the Regulation D Offering will be "restricted securities" subject to resale restrictions under the federal securities laws, including a one-year holding period required by the Rule 144 safe harbor under the Securities Act.

No public trading market exists for any of THB's securities, and none may develop.

There has been no public or private market for THB's securities, and there can be no assurance that any such market will develop. Further, there can be no assurance that THB will ever consummate a public offering of any of its securities. There is, therefore, no assurance that investors in the Class A Units acquired in this Offering can ever resell them at or near the offering price, or at any price, even in case of a financial emergency.

The offering price for the Securities is not market-based.

The offering price for the Securities was not established by a trading market but determined by THB based on an internal valuation of contributions towards ideation, concept, design, development, production, operations, and strategy among other areas along with business expertise, including the executives and team themselves, as applied to the development and limited operations of THB and its flagship product, The Human Baton. The offering price for the Securities should not be considered an indication of the actual value of the Securities and, due to the early stage of the company, is not based on THB's net worth or prior earnings or on common investment valuation models such as discounted cash flow method, comparable company analysis or precedent transaction analysis. Even if a market for the Securities develops, we cannot assure you that the Securities can be resold at the offering price or at any other price.

THB's financial statements are unaudited. THB may never provide investors with annual audited financial statements or quarterly unaudited financial statements.

THB's financial statements included in this Offering Statement have been reviewed, but not audited by independent accountants. In addition, as a non-reporting (non-public) company, THB is not required to, and may not, provide investors with audited financial statements, or with quarterly unaudited financial statements, in the future. THB expects to incur substantial additional expenses and diversion of management's time if and when it elects or becomes required to provide audited financial statements.

Investors in this Offering will not have voting rights.

While the Securities have voting rights on certain matters under THB's operating agreement, investors will not have the ability to exercise these voting rights, even in circumstances where a statutory right to vote is provided by state law, as investors are required to enter into a Custodial and Voting Agreement with the Custodian.

Investors in this Offering will not have inspection or information rights, making future sales more difficult.

Because investors in this Offering will not be members of THB and instead will have their ownership interests held by the Custodian, investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation Crowdfunding. Other security holders of THB have additional information rights, including the right to THB's federal, state and local tax returns and year-end financial statements for the three most recent tax years. While Regulation Crowdfunding requires THB to provide an annual report on Form C, THB may be able to terminate this annual reporting obligations, as discussed below under the heading "Ongoing Reporting", resulting in investors having no information rights, contractual, statutory or otherwise. This lack of information could put investors at a disadvantage in general and make it difficult to value or trade the Securities.

THB does not anticipate making any cash distributions for the foreseeable future.

THB currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to develop its business. THB does not intend to make any distributions to any of its equity holders in the foreseeable future.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

THB is offering securities in side-by-side offerings under both Rule 506(c) under Regulation D, through Livingston Securities, LLC ("Livingston") (Central Registration Depository No. 147364 and SEC File No. 008-67901), and Regulation Crowdfunding, through Netcapital Funding Portal Inc. ("Portal") (SEC File No. 007-00035). Livingston is a registered broker-dealer, and a member of FINRA/SIPC. Livingston will receive cash compensation up to 4.9% of the value of the securities sold through Regulation D. Portal is a FINRA/SEC registered funding portal and will receive cash compensation up to 4.9% of the value of the securities sold through Regulation Crowdfunding. Investments in THB involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Please see the "Risk Factors" section above. This Offering Statement pertains solely to the Regulation Crowdfunding Offering.

THB plans to raise between $10,000 and $1,069,998 from non-accredited investors under Regulation Crowdfunding (and up to an additional $4,285,752 under Regulation D). In order to purchase the securities, you must make a commitment to purchase them by completing a subscription agreement on netcapital.com. Your investment funds will be held in escrow with an escrow agent until the minimum amount of investments is reached. You may cancel an investment commitment until 48 hours prior to the offering deadline (October 16, 2019 at 12:00pm ET) or the first expedited closing, whichever comes first, using the cancellation mechanism provided through your account on netcapital.com. Subscription agreements are not binding on THB until accepted by THB, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If THB rejects all or a portion of any subscription, the applicable prospective investors' funds will be returned. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

If THB reaches its target offering amount of $10,000 prior to the offering deadline, the Portal will notify investors, and THB may elect to hold the first of potentially multiple closings before the offering deadline. In that case, investors will be provided notice at least five business days prior to the new, earlier closing date.

If any material change occurs to the terms of the offering or to the information provided by THB to investors, the Portal will provide notice to each investor who has made an investment commitment of the material change and of the fact that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If any closing was scheduled between the time the material change occurred and the expiration of the five business days after notice of the change, the closing will be delayed until after this period has expired. If the investor fails to reconfirm his or her investment within those five business days, the investment commitment will be canceled, and the investment funds returned to the investor. If, on the other hand, the investor reconfirms his or her investment within those five business days, the funds will be released to THB at the closing, and THB will issue the purchased securities to the investor.

In the event THB fails to reach the combined minimum offering target of $10,000 by October 16, 2019 at 12:00pm ET, no securities will be sold in this offering , investment commitments made under the offering will be cancelled, and the committed funds will be returned to the investor.

Accredited investors who have proved their accreditation status to the Portal will automatically invest in the Regulation D offering. All other investors will invest in the Regulation Crowdfunding offering. An accredited investor who proves their accreditation status with the Portal prior to 48 hours of the offering closing can authorize their investment to be withdrawn from the Regulation Crowdfunding offering and automatically reinvested in the Regulation D offering. You must be an accredited investor to invest under Regulation D.

7. **What is the purpose of this offering?**

The funds used in this offering are to be used to further the development and potential growth of THB, principally attributable to employees and advisors, advancing the design and development of its technology platform, producing events and content, building its audience base, and general and administrative expenses, including obligations and finance costs. The company may re-distribute or allocate funds based on specific needs of the business, including strategy and competitiveness, or other factors impacting the potential success of THB.

8. **How does the issuer intend to use the proceeds of this offering?**

For proceeds received under both Regulation CF and Regulation D, management intends to use almost half of the proceeds, or 48.4%, for payment of services rendered by employees and consultants. 21.1% of proceeds are estimated for technological development costs, 20.9% for events, which includes production costs and audience costs, 4.7% are earmarked for general and administrative expenses, and the remaining 4.9% of our proceeds is our fee to the funding portal. The table below provides the dollar amounts for our use of proceeds for (1) our target offering amount, which will be limited to intermediary fees and general and administrative costs; (2) the maximum amount we can raise under Regulation CF, which totals $1,069,998; and (3) the maximum amount we are seeking to raise under Regulation D, which totals $4,285,752. As noted above, we are seeking to raise up to $5,355,750 by selling Class A Units at a price of $7.10 per Unit.

Uses	If Target Offering Amount is Sold	If Maximum Amount is Sold Under Regulation CF	If Maximum Amount is Sold Under Regulation D
Intermediary Fees	$490	$52,430	$210,002
Employees and advisors	$0	$517,590	$2,073,148
Events, production and audience	$0	$223,512	$895,252
Technology	$0	$226,406	$906,842
General and administrative	$9,510	$50,.060	$200,508
Total Use of Proceeds	**$10,000**	**$1,069,998**	**$4,285,752**

9. **How will the issuer complete the transaction and deliver securities to the investors?**

To open an account on netcapital.com to purchase or sell securities, both investors and THB must appoint a transfer agent, which will keep electronic records of the beneficial owners of the Class A Units sold in the offering (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of securities that they own in THB. These securities will be issued to investors after the deadline date for investing has passed, or at an earlier closing as described above under the heading "The Offering" regarding multiple closings, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

10. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48- hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

11. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering prior to the deadline, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. THB will issue securities in connection with each closing upon receipt of the escrow funds from the escrow agent who is holding the investment commitments for that closing.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**

We are issuing Class A Units at an offering price of $7.10 per share.

13. **Do the securities offered have voting rights?**

The securities being issued have voting rights. However, [so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will vote all of the Class A Units purchased in the offering. Please refer to the custodian agreement that you sign before your purchase is complete.

14. **Are there any limitations on any voting or other rights identified above?**

Holders of Class A Units in THB have limited voting rights. Class A Units have one vote per Unit while Class B Units have 5,000 votes per Unit. If THB sells the maximum number of Class A Units being offered, the founders of THB who hold Class B Units will hold approximately 99% of the voting power of THB. The Board of Managers of THB wields broad authority and power in the management of THB, including the power and authority to create and issue new classes of securities and to sell THB without the approval of its members.

In addition, you are giving your voting rights to the custodian, who will have the right to vote the Securities on behalf of all investors who purchased Class A Units on the Netcapital portal.

15. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled, and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered pursuant to Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The securities being offered pursuant to Regulation D may also not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the purchaser finds an exemption from the SEC's registration requirements. Rule 144 under the Securities Act of 1933, as amended, is a safe harbor that allows public resale of restricted securities commencing one-year after the securities were issued (additional restrictions apply to an affiliate of THB).

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A units	2,514,331	1,760,000	Yes	
Class B units	40,000	40,000	Yes	
Class Z units	200,000	200,000	Limited	

Options, Warrants and Other Rights

THB plans to issue Special Distribution Rights to investors in the parallel Regulation D Offering who invest at least $50,000 in Class A Units, at no additional cost to the investor. THB has not yet issued any of these rights. Investors in the Regulation Crowdfunding will ***not*** be entitled to receive any of these rights.

The Special Distribution Right will be a contingent right to a special distribution from THB, ranking *pari passu* with the Class A Unpaid Preference (equal to the purchase price of the Class A Units), in an amount based on the investment amount: 115% of the investment amount for an investment between $50,000 and $99,999; 125% of the investment amount for an investment between $100,000 and $249,999; 135% of the investment amount for an investment between $250,000 and $499,999; and 150% of the investment amount for an investment of $500,000 or more. A special distribution amount will be paid if either of the following conditions occurs prior to the date and up to ten years after a right was issued (at which time the right expires):

- the Adjusted Cash (as defined below) on THB's quarter-end balance sheet on any quarter ended two years or later after the first closing under the Regulation D Offering equals or exceeds ten times the aggregate investment in the Regulation D Offering(the "Target Adjusted Cash"). In that case,
- THB is acquired (as defined in the right). In that case, the distribution amount will equal a fraction of the distribution amount payable the bullet point above, based on the Adjusted Cash on the last quarter-end balance sheet prior to the closing of the acquisition divided by the Target Adjusted Cash.

The holder of a right will be entitled to only a single distribution amount, and only if either of the events specified above occurs within ten years of the issuance of the right.

Adjusted Cash means cash and cash equivalents, less aggregate paid-in capital in the form of cash, less the aggregate cash of any companies acquired by THB, all as determined in accordance with US GAAP. The rights are transferable, in whole but not in part, separately from the Platform, subject to compliance with applicable securities laws. The form of rights is attached hereto as Exhibit A and qualifies in its entirety this summary description thereof.

17. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

As dilution means a reduction in value, control, or earnings of the shares the investor owns. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the initial offering. THB is an early-stage company that issues units (or may grant additional units, different types of units or options over its units) to its founders, employees, advisors and third parties at a very low cash cost because they are contributing their money, time and energy (i.e. sweat equity) potentially at below market rates and risking their money, reputations, and careers on behalf of THB. As THB seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than THB's founders, employees, advisors and third parties. As such, the price of this offering is higher than THB previous unit price, which means that the cash value of your equity stake is diluted because each unit of the Class A units is worth the same amount, and you pay more for your shares. The voting rights for Class A units are the same for you as the investor as they are for existing Class A unit holders, however Class B Super Voting Units are not offered for purchase such that Sledge Street Holdings, LLC and Private Technologies, LLC will maintain voting control of THB.

Additionally, dilution may happen due to THB's future actions. Your stake in a company could be diluted due to THB issuing additional shares or value could be affected by issuing additional types of share classes or different securities. When THB may issue more shares, the percentage of the company that you own will go down, even though THB's value and your shareholding may go up, and as a result you would own a smaller percentage of a company with a higher value. However, THB may have a lower company value such that you own a smaller percentage of a company with a lower value, which is often referred to a 'down round'. The increase in the number of shares outstanding could result from a unit or stock offering, employees exercising stock options, or converting certain instruments into stock. Additionally, there may also be earnings dilution, with a reduction in the amount earned per share, which usually occurs if a company offers dividends. Most early stage companies are unlikely to offer dividends and may decide to invest any earnings back into the company.

18. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

Yes, Class B units have super voting rights of 5,000 votes per unit. Class Z units have limited voting rights.

19. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

In THB, the classes and voting structure of THB units have the effect of concentrating voting control with a few people, specifically two of our co-founders, Stev Stephens and Phil Carrington, via Sledge Street Holdings, LLC and Private Technologies, LLC, respectively. They collectively have the ability to make all major decisions regarding THB. As a holder of Class A Units, you will hold a minority interest in the Company and the founders will still control the Company through their Class A Units and their Class B Super Voting Units. Only Mr. Stephens and Mr. Carrington hold Class B Super Voting Units presently. So, as a minority holder you will have limited ability, if at all, to influence THB's policies or any other corporate matter, including the election of directors, changes to THB's governance documents, additional issuances of securities, THB's repurchases of securities, a sale of THB or any or all of assets of THB, or transactions with related parties.

20. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

21. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

In THB, the classes and voting structure of THB units have the effect of concentrating voting control with a few people, specifically two of our founders, Stev Stephens and Phil Carrington, via Sledge Street Holdings, LLC and Private Technologies, LLC, respectively. They collectively have the ability to make all major decisions regarding THB. As a holder of Class A Common Units, you will hold a minority interest in the Company and the founders will still control the Company through their Class A Common Units and their Class B Super Voting Units. Only Mr. Stephens and Mr. Carrington hold Class B Super Voting Units presently. So, as a minority holder you will have limited ability, if at all, to influence THB's policies or any other corporate matter, including the election of directors, changes to THB's governance documents, additional issuances of securities, THB's repurchases of securities, a sale of THB or any or all of assets of THB, or transactions with related parties.

22. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

In THB, the classes and voting structure of THB units have the effect of concentrating voting control with a few people, specifically two of our founders, Stev Stephens and Phil Carrington, via Sledge Street Holdings, LLC and Private Technologies, LLC, respectively. They collectively have the ability to make all major decisions regarding THB. As a holder of Class A Common Units, you will hold a minority interest in the Company and the founders will still control the Company through their Class A Common Units and their Class B Super Voting Units. Only Mr. Stephens and Mr. Carrington hold Class B Super

Voting Units presently. So, as a minority holder you will have limited ability, if at all, to influence THB's policies or any other corporate matter, including the election of directors, changes to THB's governance documents, additional issuances of securities, THB's repurchases of securities, a sale of THB or any or all of assets of THB, or transactions with related parties.

23. **Describe the material terms of any indebtedness of the issuer:**

   Creditor(s): Private Technologies

   Amount Outstanding: $10,917

   Interest Rate: 5.0%

   Maturity Date: December 31, 2019

   Other Material Terms: Promissory Note

   Creditor(s): Christopher Darnell

   Amount Outstanding: $42,889

   Interest Rate: 5.0%

   Maturity Date: December 31, 2019

   Other Material Terms: Promissory Note

24. **What other exempt offerings has THB Holdco, LLC. conducted within the past three years?**

   None.

25. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

   No.

Financial Condition of the Issuer

26. **Does the issuer have an operating history?**

   Yes, THB was formed in May 2018 and has a limited operating history.

27. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

THB has a limited operating history and one should reference of the Accounting Review Letter for historical financial statements and notes in conjunction with this commentary.

Apart from this Offering, the company does not have pending sources of capital, other than a promissory note issued in 2019 with a drawdown of up to USD$ 100,000. There are no pending or additional required contributions from existing Class A, B or Z unitholders. Should the Offering be successful, the funds used in this offering are to be used to further the development and potential growth of THB. The proceeds from the Offering, assuming it reaches the maximum for Regulation Crowd Funding or an equivalent amount through Regulation D funding, should improve the company's liquidity for a period of approximately 12 months and are a determining factor in the future viability of the company.

The uses of these funds are to be principally attributable to employees and advisors, technology, production, customer acquisition and general and administrative expenses. The company may re-distribute or allocate funds based on specific needs of the business, including strategy and competitiveness, or other factors impacting the potential success of THB. The company plans to generate revenue, although it may not be successful in doing so, through global sponsorships, VIP hospitality, digital economy (e.g. online revenue), global broadcast rights, team registration fees, race services, licensing, and merchandising, among others.

As a result, it is anticipated that the historical financial results and cash flows may change as the company deploys this capital, assuming the Offering is completed, when compared to the historical financial statements.

Financial Information

28. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

THB has elected to delay complying with any new or revised financial accounting standard that applies to companies that are not public until the date that such companies are required to comply with such new or revised accounting standard. On July 1, 2019, THB elected to be taxed as a C-Corp.

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?** No.

2. **involving the making of any false filing with the Commission?** No.
3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?** No.

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   1. **in connection with the purchase or sale of any security?** No.
   2. **involving the making of any false filing with the Commission?** No.
   3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?** No.

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   1. **at the time of the filing of this offering statement bars the person from:**
      1. **association with an entity regulated by such commission, authority, agency or officer?** No.
      2. **engaging in the business of securities, insurance or banking?** No.
      3. **engaging in savings association or credit union activities?** No.

   2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?** No.

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
   1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?** No.
   2. **places limitations on the activities, functions or operations of such person?** No.
   3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?** No.

   If Yes to any of the above, explain:

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
   1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?** No.
   2. **Section 5 of the Securities Act?** No.
6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a**

registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? No.

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?** No.

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?** No.

Other Material Information

29. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The offering price for the Securities was not established by a trading market but determined by THB based on an internal valuation of contributions towards ideation, concept, design, development, production, operations, and strategy among other areas along with business expertise, including the executives and team themselves, as applied to the development and limited operations of THB and its flagship product, The Human Baton. The offering price for the Securities should not be considered an indication of the actual value of the Securities and, due to the early stage of the company, is not based on THB's net worth or prior earnings or on common investment valuation models such as discounted cash flow method, comparable company analysis or precedent transaction analysis. Even if a market for the Securities develops, we cannot assure you that the Securities can be resold at the offering price or at any other price.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Formation: certificateofformation.pdf

Operating Agreement: operatingagreement.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg
Pitch Deck: pitchdeck.pdf

THE HUMAN BATON VIDEO REEL TRANSCRIPTS

1) THB Teaser VO Script - Final

COUNTDOWN CLOCK: UNDER THE DIGITS INSERT: THB HOLDINGS, LLC

(VO)
(SO) YOU HAVE SEEN IT ALL….
pause
THE SPORTSMANSHIP OF THE OLYMPICS
pause
THE ALLURE OF FORMULA 1
pause
THE ADRENALIN RUSH OF RED BULL STRATOS
(AND THE)
(THE) CELEBRATION OF NASCAR

(VO)
BUT YOU HAVEN'T SEEN THIS

STARTING GUN: IMAGES OF THE LEMANS STYLE START FLASH ON TO SCREEN, THEN:

(LOUD AND EXCITED)
"I can't see the LZ, I can't see the LZ" – "Is that a dust storm!"

(VO)
IT IS THE NEXT.. GREAT, ..ADVENTURE
A SPORTING EVENT FOR THIS GENERATION
IT IS THE LAUNCH OF…
  --- THE HUMAN BATON--
WHERE
"EVERY SECOND COUNTS!"
(logline)

Title card
THE RACE

(VO)
THIRTY TEAMS WILL COMPETE FOR TWO DAYS TO GET THEIR HUMAN BATON ACROSS 500
SQUARE MILES OF RACE COURSE

(VO)
IT IS THE _ULTIMATE_ SUPER SPORT RELAY RACE WHERE THE HUMAN BATON, A LIVE PERSON, IS
PASSED ALONG THE RACE ROUTE….

(VO)
FROM THE AIR

(VO)
 TO LAND

(V0)
 AND SEA.

(VO)
FROM THE STARTING LINE

(V0)
TO THE FINISH LINE!

(VO)
 THE HUMAN BATON IS A SEASONED ATHLETE

(VO)
 A NAVIGATOR

(VO)
A NEW BREED OF SPORTSMAN….AND MUCH MORE.

(VO)
THROUGH THE GLOBAL TELEVISION BROADCAST AND VIRTUAL REALITY TECHNOLOGY
THE HUMAN BATONS WILL BE THE EYES AND EARS OF THE WORLD
 YOU WILL FEEL THEIR PAIN, HEAR THEIR HEARTS POUND, AND JOIN THEIR ADVENTURE!

Title card
THE AUDIENCE

(VO)
WHETHER YOU ARE A
RACE FAN, FAN BOY, SPORTS FANATIC, OR AN AUDIENCE HUNGRY FOR ADVENTURE, THE
HUMAN BATON HAS SOMETHING FOR EVERYONE

Image: Action/ Adventure / Fails
(character VO)
ARE YOU SEEING THIS?

Title Card
THE HUMAN BATON RACE FRANCHISE

(VO)
THE HUMAN BATON HAS CREATED ENTERTAINING AND INNOVATIVE WAYS FOR BRANDS TO
SHARE THEIR STORIES WITH THE AUDIENCE

(VO)
THIS IS A JAMES BOND-STYLE RELAY RACE ACROSS A CONTINENT
WITH OVER 200 VEHICLES, SPONSORS, RAGING FANS, AND DRAMA.

(VO)
AND THE WORLD IS CORDIALLY INVITED

(VO)
THE HUMAN BATON WILL DISRUPT THE BILLION DOLLAR WORLD OF SPORTS AND
ENTERTAINMENT

(VO)
SO JOIN US, COME ALONG FOR THE RIDE
(PAUSE)
BECAUSE *EVERY SECOND COUNTS!*

2) Stev Stephens Show Reel Transcript (for THB Use)

Cold Play Music

K. West: I just love entertaining people

Commentator: The legendary Copperfield will reveal their next clue

Male Host: Another huge episode

Female with Mic: What is my favourite animal?

Male: R. A. T.

Couple: One..(scream)

Ellen: It's like what oh what oh…

Commentator: Ellen Degeneres showing why she is a force to be reckoned with

Music

Athlete: I'm coming for the mountain

Commentator: The world is getting in on the phenomenon. Sweden, Turkey, Bahrain, Vietnam, Malaysia, Canada and the UK

Commentator: This incredible run of Casey Cantazaro, the first woman ever to complete a city finals course

Music and network list.

3) THB Media Shoot Outtakes Transcript

1, 2, 3, 4, Start Credits

Athletes singing together:"I'm not a soldier, I got soul but I'm not a soldier"…

Music playing in the background: "I got soul but I'm not a soldier, I got soul but I'm not a soldier, I got soul but I'm not a soldier, I got soul but I'm not a soldier, I got soul but I'm not a soldier "…

Phil: Yep, we're good! THB Desert take-27. Quiet on the set!

Commentator: Oh, no!

Phil: In a nutshell I got to meet Stev…

Stev: So in theory you've just finished landing in the LZ from skydiving, to run to the drift vehicle.

Phil: ..and eh… decided that the world needed to see something very different.

Jeff: What's the question?

Erik: Yeah, so, we're out in the middle of the desert, we're cruising, we're going for it, really gunning, gunning, gunning, and we blow a tire.

Jeff: Damn, why?

Phil: We're timing them against each other. Get the juices flowing. Eh, and it's all about safety, about them getting in, locking in, and then their drivers clearing them to go.

Stev: Remember, every second counts!

Phil: It's about pitching them against each other. As well as safety…

Ben: Come on Baton! Come on! Come on Erik! Come on!

Erik: Go, go, go, go, go!

Car engine roars

Phil: So, we want to take the world inside these modern-day A-list sports.

Erik: See, I want it all!

Jeff: Aaaah, Queen!

Erik: I want it all!

Jeff: We can do this!

Erik: Hahahaha! And I want it now!

Phil: We just started carrying on and the event started getting bigger, and bigger!

Rome: I think there's actually a really cool car control aspect of it. Above and beyond what most people see and do in their cars.

Stev: Front car wins!

Laura: No!

Brian: Woooh!

Erik: Good!

Stev: Second car done! Third car done!

Stev: You can't, uh… By the way you jumped in and out of the vehicle, it's not so much about that necessarily, as about how safe it is when you get inside.

Background music

Car jumps and engine roars

Nicolle: *Scream*

Background music

Applause

Seth: Thanks! Good job guys!

Laughs, applause and high-fives

Stev: Don't leave a ninja hanging.

Alia: Oh yeah!

Laughs

Erik: I got you brother. I got you brother. I got you! I got you! I got you!

Erik: Hey, hey, hey! I'm back!

Jeff: You again!?

Erik: Yeah, do I get my ride?

Jeff: Alright, answer a question!

Erik: Okay, hit me!

Jeff: Hmm… what's the capital of Sweden?

Erik: Stockholm?...

Jeff: Hmm… what's the population there?

Erik: About nine million?...

Jeff: I don't believe you!

Erik: Yeah, hahaha!

Car engine starts

Jeff: Later homes!

Car roars

Seth: Get ready, strap up and have a great time. That was like, one of the coolest things I've ever done!

Phil: I say Baton, he says Batón.

Phil: Baton!

Stev: Nice work!

Phil: Oho ho ho! Well done, well done buddy! Well done! Hahaha! I like it!

Music playing in the background: "I got soul but I'm not a soldier, I got soul but I'm not a soldier, I got soul but I'm not a soldier"…

End Credits

END

Ongoing Reporting

30. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

THB will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 29 of each year. Once posted, the annual report may be found on the THB's web site at http://TheHumanBaton.com.

THB must continue to comply with the ongoing reporting requirements until:

- THB is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended;
- THB has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, (a) at least one annual report pursuant to that Regulation and has fewer than 300 holders of record, or (b) the annual reports required pursuant to that Regulation for at least the three most recent years and has total assets that do not exceed $10,000,000;
- THB or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- THB liquidates or dissolves its business in accordance with state law.

Neither THB nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

EXHIBIT A

THESE SECURITIES HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY SECURITIES OR BLUE SKY LAWS OF ANY STATE (THE "BLUE SKY LAWS"), IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION AND QUALIFICATION UNDER THE SECURITIES ACT AND BLUE SKY LAWS. ACCORDINGLY, THESE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION AND QUALIFICATION OF THESE SECURITIES UNDER THE SECURITIES ACT OR APPLICABLE BLUE SKY LAWS OR EVIDENCE SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED UNDER THE SECURITIES ACT AND BLUE SKY LAWS.

THB HOLDCO, LLC

SPECIAL DISTRIBUTION RIGHT

Right No. [●] Date of Original Issuance: July [●], 2019

THB Holdco, LLC, a Delaware limited liability company (the "Company"), hereby certifies that, for value received, and subject to the terms and conditions hereof, [●] or its registered assigns is entitled to the contingent right to the distribution from the Company's assets of an amount of cash equal to the Distribution Amount (as defined below) upon the occurrence of a Vesting Event (as defined below), if any, subject to the following terms and conditions:

1. Definitions.

(a) The following terms, whenever used herein, shall have the following meanings:

"Acquisition" means, with respect to any Entity, that (a) such Entity is a party to a merger, reorganization or consolidation in which such Entity either is not the surviving entity or, if surviving, becomes a subsidiary of another Entity, but excluding any such transaction conducted primarily for the purpose of forming a holding company, converting to a different from of Entity, or changing such Entity's domicile; (b) any transaction that results in the acquisition of all or substantially all of such Entity's outstanding equity by a Person or a group of Persons acting in concert, or (c) the sale or transfer of all or substantially all of such Entity's assets.

"Acquisition Date" means the date of the closing of a *bona fide* Acquisition of the Company.

"Adjusted Cash" means (1) cash and cash equivalents, *less* (2) the aggregate contributed capital of the Company in the form of cash, *less* (3) in the event of the Acquisition from time to time of any Entity by the Company, the aggregate cash and cash equivalents, if any, on the balance sheet of such Entity at the closing of such Acquisition. For avoidance of doubt, Adjusted Cash shall not include the balance of any outstanding indebtedness.

"Entity" means a corporation, partnership, limited liability company, joint stock company, trust, joint venture, unincorporated organization, association or other entity, including any governmental entity.

"Necessary Holders" means, at any time of determination, one or more holders of Rights who collectively hold Rights with aggregate Target Distribution Amounts of two-thirds or more of the aggregate Target Distribution Amounts of all then outstanding Rights.

"Person" means an individual or an Entity.

"Regulation D Offering" means that certain private placement offering of limited liability company interests of the Company conducted by Livingston Securities, LLC under Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), that commenced in July 2019.

"Rights" means, collectively, all of the Special Distribution Rights issued in connection with the Regulation D Offering, including this Right.

"Target Distribution Amount" means $[●][1].

"Vesting Event" means the earlier to occur of (a) an Acquisition Date, and (b) the last day of the first fiscal quarter of the Company ending after the date two calendar years after the closing of the Regulation D Offering (or, if there are multiple such closings, the first such closing) in which the Adjusted Cash, as reflected on the Company's balance sheet as of such day, equals or exceeds $[●][2].

(b) In addition to the terms defined elsewhere in this Special Distribution Right (this "Right"), capitalized terms that are not otherwise defined herein shall have the respective meanings ascribed thereto in that certain Limited Liability Company Agreement of the Company, dated as of May 24, 2018, by and among the signatory members thereto (the "Operating Agreement").

2. Rights Registrar. The Company shall register this Right, upon records to be maintained by the Company for that purpose (such records, the "Rights Register"), in the name of the record holder hereof from time to time (such record holder, the "Holder"). The Company may deem and treat the registered Holder of this Right as the absolute owner hereof for any distribution in respect hereof, and for all other purposes, absent actual notice to the contrary.

3. Transfers. Subject to the Holder's appropriate compliance with the restrictive legend on this Right and the proposed transferee making the representations and warranties set forth in Section 10, the Company shall register the transfer of this Right, in whole but not in part, in the Rights Register, upon surrender of this Right, with the Form of Assignment attached hereto duly completed and signed, to the Company at its address for notices. Upon any such registration of transfer, the Company shall issue a new Right, in substantially the form of this Right, to the transferee and cancel and dispose of this Right. The acceptance of the new Right by such transferee shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Right and such transferee shall be the Holder of the Transferred Right.

4. Duration of Rights. This Right shall terminate upon the earlier to occur of (a) ten years after the Date of Original Issuance specified above, and (b) a Vesting Event; provided that the Company's obligation to distribute the Distribution Amount in respect of such Vesting Event, subject to the terms and conditions hereof, shall survive the termination hereof.

5. Vesting Event. Upon the occurrence of a Vesting Event, the Holder shall become entitled to the distribution from the Company of an amount in cash (the "Distribution Amount") equal to:

(a) in the event such Vesting Event occurs on an Acquisition Date, the product of (x) the Target Distribution Amount *multiplied by* (y) the lesser of (A) a fraction, the numerator of which equals the Adjusted Cash, as reflected on the Company's balance sheet as of the end of the last fiscal quarter ended prior to such Acquisition Date, and the denominator of which equals the Target Distribution Amount, and (B) one (1.0); and

(b) otherwise, the Target Distribution Amount.

6. Subordination; Delay of Payment. The right to the distribution of cash, if any, hereunder shall (a) be subject to Section 18-607 of the Delaware Act; provided that if the Company is a party to a lawsuit, arbitration, investigation or other proceeding, the Board of Managers (or successor governing body) of the Company may in good faith determine the Company's potential liability in such proceeding, whether or not an adverse outcome is probable

---

[1]   Note to Form: amount of cash to equal: 115% of the investment amount in the Regulation D tranche of the offering if such amount is at least $50,000 but less than $99,999; 125% if such amount is at least $100,000 but less than $249,000; 135% if such amount is at least $250,000 but less than $499,999; and 150% if such amount is at least $500,000.
[2]   Note to Form: Insert ten times the total amount raised in the Regulation D tranche of the offering.

or such liability can be reasonably estimated, and include such amount as a liability, (b) be subordinated to the rights of all creditors of the Company, secured or unsecured, and any class of equity of the Company to the extent it ranks senior in right of distributions to the Class A Unpaid Preference to which holders of Class A Units of the Company may be entitled (or, if there shall be no Class A Unpaid Preference, to the Class A Units, or if there shall be no Class A Units, any securities into or for which Class A Units shall have been converted, substituted, reclassified, or exchanged), and (c) rank *pari passu* with the right of holders of Class A Units of the Company to distribution of the Class A Unpaid Preference (subject to the parenthetical next preceding).

7.   <u>Charges, Taxes and Expenses</u>. The Company shall not be required to pay any tax which may be payable in respect of any registration of this Right in a name other than that the Holder. The Holder shall be responsible for all tax liability (whether federal, state, local or otherwise) that may arise as a result of holding or transferring this Right or receiving any distribution hereunder.

8.   <u>Replacement of Right</u>. If this Right is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Right, a replacement Right, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity (which may include a surety bond), if requested. Applicants for a replacement Right under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe. If a replacement Right is requested as a result of a mutilation of this Right, then the Holder shall deliver such mutilated Right to the Company as a condition precedent to the Company's obligation to issue the replacement Right.

9.   <u>No Rights as Member</u>. This Right does not entitle the Holder to any rights (whether voting, economic, informational or otherwise), remedies, powers, privileges or benefits under the Operating Agreement or as a member of the Company, or to be admitted as a member or to continued membership in the Company.

10.   <u>Representations and Warranties of Holder</u>. By accepting this Right (whether at original issuance or upon transfer), the Holder represents and warrants to the Company as follows:

(a)   The Holder is acquiring this Right, and any other securities of the Company acquired together with this Right (collectively, the "<u>Securities</u>"), for the Holder's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state securities or "blue sky" laws, and will not dispose of this Right or any other Securities in contravention of the Securities Act or any applicable state securities or "blue sky" laws.

(b)   The Holder is an "accredited investor" (as such term is defined in Regulation D promulgated under the Securities Act) and has such knowledge and experience in financial, tax and business matters as to enable the Holder to evaluate the merits and risks of the Holder's investment in this Right and any other Securities and to make an informed investment decision with respect thereto.

(c)   The Holder has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of this Right and any other Securities.

(d)   The Holder is able to bear the economic risk of its investment in this Right and any other Securities for an indefinite period of time because neither this Right nor any other Securities have been registered under the Securities Act or registered or qualified under applicable state securities or "blue sky" laws and, therefore, cannot be sold unless subsequently registered under the Securities Act or registered or qualified under applicable state securities or "blue sky" laws or an exemption from such registration or qualification is available.

11.   <u>Notices</u>. All notices, consents, waivers and other communications required or permitted by this Right shall be in writing and shall be (a) delivered to the appropriate address by hand, by nationally recognized overnight service or by courier service (costs prepaid) (which shall be deemed duly given upon delivery), (b) sent by facsimile, email or other agreed method of electronic transmission (which shall be deemed duly given upon acknowledgement of receipt, excluding any automated reply), or (c) sent by registered or certified mail, return receipt requested (which shall be deemed duly given five (5) business days after being deposited in the mail, postage prepaid);

in each case to the following addresses, facsimile numbers or email addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, facsimile number, email address or other electronic transmission address or individual as the Company or Holder may designate by notice to the other):


(a)   if to the Company, to

THB Holdco, LLC
2214 Ripley Avenue
Redondo Beach, CA 90278
Attn: Chief Financial Officer
Email: stev@thehumanbaton.com


(b)   if to the Holder, to the address, facsimile number or email address appearing on the Rights Register,

12.   <u>Rights Agent</u>. The Company shall serve as rights agent under this Right. Upon 30 days' notice to the Holder, the Company may appoint a new rights agent. Any Entity into which the rights agent may be merged or any Entity resulting from any consolidation to which the rights agent shall be a party or any Entity to which the rights agent transfers substantially all of its corporate trust or shareholders services business shall be a successor rights agent under this Right without any further act. Any such successor rights agent shall promptly cause notice of its succession as rights agent to be mailed (by first class mail, postage prepaid) to the Holder.

13.   <u>Miscellaneous</u>.

(a)   <u>Successors and Assigns</u>. This Right shall be binding on and inure to the benefit of the Company and Holder and their respective successors and permitted assigns.

(b)   <u>No Third Party Beneficiaries</u>. Nothing in this Right shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Right.

(c)   <u>Amendments; Waiver</u>. This Right may be amended only in writing signed by the Company and the Necessary Holders (as defined below), and any amendment so effected shall amend all of the Rights and be binding upon each holder of Rights; provided, however, that any such amendment that adversely affects any holder or class of holders of Rights in a manner that does not apply uniformly to all holders of Rights, as applicable, shall require the written consent of such adversely affected holders or class. Any provision of this Right may be waived in writing by the Person against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Right shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

(d)   <u>Governing Law</u>. In all respects, including matters of construction, validity and performance, this Right shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware applicable to contracts made and performed in that state (without regard to the choice of law or conflicts of law provisions thereof that would require the application of the law of any other jurisdiction).

(e)   <u>Arbitration</u>. All claims, controversies or disputes arising under or in connection with this Right, whether sounding in contract or tort, including arbitrability and any claim that this Right was induced by fraud, will be resolved by binding arbitration in Los Angeles, California in accordance with Section 14.9 of the Operating Agreement (subject to Section 14.9(d) thereof), which is incorporated herein by reference.

(f)   <u>Jurisdiction</u>. The Company and Holder consent and submit to the exclusive personal jurisdiction and venue of the state and federal courts located in Los Angeles, California to confirm any arbitration award granted pursuant to this Right and with respect to any claim, controversy or dispute not subject to arbitration hereunder. This <u>Section 13(f)</u> shall not prevent the Company or Holder from enforcing the award of the arbitrator in the court of any other jurisdiction, to the extent permitted by law (for example, if property that is the subject of the award is located in another jurisdiction).

(g)   Severability. In case any one or more of the provisions of this Right shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Right shall not in any way be affected or impaired thereby and the Company and Necessary Holders will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in the Rights.

(h)   Prevailing Party; Attorney's Fees. If the Company or Holder commences any action against the other with respect to the enforcement, construction or interpretation of this Right, then the prevailing party in such action shall be entitled to an award of its costs of litigation, including reasonable attorney's fees, in addition to any other relief to which such party may be entitled. For purposes of this Section 13(h), the prevailing party shall be the party who is the net winner of the major issues in the dispute, taking into account the claims pursued, the claims on which the pursuing party was successful, the amount of money sought, the amount of money awarded, and offsets or counterclaims pursued (successfully or unsuccessfully) by the other party; provided that if a written settlement offer is rejected and the judgment or award finally obtained is equal to or more favorable to the offeror than an offer made in writing to settle, the offeror is deemed to be the prevailing party from the date of the offer forward.

(i)   Entire Agreement. This Right embodies the entire agreement and understanding between the Company and Holder, and supersedes all prior agreements and understandings relating to, the subject matter of this Right.

(j)   Interpretation. For purposes of this Right, unless the context clearly requires otherwise, (a) the term "electronic transmission" means electronic mail and any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, (b) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (c) the word "or" is not exclusive; (d) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Right as a whole; (e) references to Sections refer to the Sections of this Right; (f) references to amounts of money expressed in dollars are references to the lawful currency of the United States; (g) the singular number includes the plural number and vice versa and reference to any gender includes each other gender; (h) a "writing" shall include an electronic transmission, and (i) accounting terms shall be interpreted, and all accounting determinations hereunder shall be made, in accordance with U.S. generally accepted accounting principles, consistently applied. All references to days in this Right are specifically to calendar days unless otherwise stated. The headings in this Right are for reference only and shall not affect the interpretation or construction of this Right.

[the signature page follows]

IN WITNESS WHEREOF, the Company has caused this Special Distribution Right to be duly executed by its authorized officer as of the date first indicated above.

THB HOLDCO, LLC

By: _____
      Name:
      Title:

FORM OF ASSIGNMENT[3]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto
_____ the contingent right represented by the within Special Distribution Right and appoints _____ as its lawful attorney-in-fact to transfer said right on the books of the Company with full power of substitution in the premises.

Date: _____ ____, 2_____

Full Name of Holder:[4]   _____
Signature of Holder or Authorized Representative: _____
Name/Title of Authorized Representative:[5]   _____
Additional Signature of Holder (if jointly held):   _____
Address of Holder: _____
                                                                                   _____
                                                                                   _____

Full Name of Transferee: _____
Address of Transferee: _____
                                                                                   _____
                                                                                   _____

In the presence of:

Full Name of Witness: _____
Signature of Witness: _____
Address of Witness: _____
                                                                                   _____
                                                                                   _____

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[3]   Note to Form: To be completed and signed only upon transfer of this Right.
[4]   Note to Form: Must conform in all respects to name of holder as specified on the face of the Special Distribution Right.
[5]   Note to Form: If applicable.